Exhibit 99(b)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31,
	2010	2009
	(millions of dollars)
Net income (loss) attributable to EFH Corp.	$(2,812)	$344
Income tax expense	389	367
Interest expense and related charges	3,554	2,912
Depreciation and amortization	1,407	1,754

EBITDA	$2,538	$5,377

Oncor EBITDA	—	(1,354)
Oncor Holdings distributions	169	216
Interest income	(10)	(45)
Amortization of nuclear fuel	140	101
Purchase accounting adjustments (a)	210	340
Impairment of goodwill	4,100	90
Impairment of assets and inventory write down (b)	15	42
Net gain on debt exchange offers	(1,814)	(87)
Net income attributable to noncontrolling interests	—	64
Equity in earnings of unconsolidated subsidiary	(277)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	1	3
Unrealized net gain resulting from hedging transactions	(1,221)	(1,225)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(22)	(10)
Losses on sale of receivables	—	12
Noncash compensation expenses (c)	18	11
Severance expense (d)	4	10
Transition and business optimization costs (e)	4	22
Transaction and merger expenses (f)	48	81
Restructuring and other (g)	(117)	(14)
Expenses incurred to upgrade or expand a generation station (h)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,886	$3,734
Add Oncor Adjusted EBITDA (reduced by Oncor distributions/ dividends)	$1,354	$1,123

Adjusted EBITDA per Restricted Payments Covenant	$5,240	$4,857

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of land and charges related to the cancelled development of coal-fueled generation facilities.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee and costs related to certain growth initiatives.
(g)	Restructuring and other for 2010 includes a gain on termination of a long-term power sales contract and for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities.
(h)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.